STEEL PARTNERS HOLDINGS L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

February 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Jay E. Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steel Partners Holdings L.P.
File No. 0-54565
Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012

Dear Mr. Ingram:

Transmitted herewith for filing is Amendment No. 2 to Form 10 (“Amendment No. 2”), marked to show changes from Amendment No. 1 to our registration statement on Form 10 filed on January 20, 2012 (“Form 10”).  We acknowledge receipt of the letter of comment, dated February 1, 2012, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matter.  The following reflect our responses to the Comment Letter.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

General

1.
Please confirm that you do not have any material exposures to sovereign and non-sovereign debt from European countries of concern. If you do have any significant direct or indirect exposures to European debt, please quantify any such exposures by country; discuss how you evaluate risks and uncertainties; and discuss if you have entered into any hedging arrangements to mitigate these risks.

We confirm that we do not have any material exposures to sovereign and non-sovereign debt from European countries.

Financial Services, page 42

2.
We note your response to prior comment 5 and the additional disclosures that you provided, including the average balance sheets for WebBank on page 44. Based on these disclosures, please revise your filing to fully explain and discuss the exceptionally high loan yields that you earned during 2010 and 2011, including, if applicable, the impact of loans held for sale. In addition, please clarify where and how cash flows related to loans held for sale are presented in your statements of cash flows.

WebBank has several lending arrangements with companies where it originates private label credit card and other loans for consumers and small businesses.  These loans are classified as held for sale and are typically sold a few days after origination.  As part of these arrangements WebBank earns origination fees that are recorded in interest income, and which increase WebBank’s yield on loans.  Cash flows for loans held for sale are included with “Net increase in loans receivable” of the Statement of Cash Flows.

We have revised our disclosure on page 42 in response to this comment.

February 6, 2012

3.
We note your response to prior comment 6 and the additional disclosures that you provided on page 46. Please revise your filing to fully explain why you established a wholly owned subsidiary to buy impaired loans from WebBank and disclose where and how these impaired loans are now accounted for in your financial statements.

WF Asset Corp. (“WFAC”), an indirect wholly owned subsidiary of Steel Partners Holdings L.P., was created for the purpose of purchasing a portfolio of loans, participations in loans and real estate property from WebBank, which is also an indirect wholly owned subsidiary of the Steel Partners Holdings L.P.  WebBank is an FDIC-insured depository institution, regulated by the FDIC and the Utah Department of Financial Institutions.  Banking regulation and supervision favors the ownership by FDIC-insured depository institutions of high-quality assets.  It is not uncommon for FDIC-insured depository institutions to sell to nonbank affiliates assets that have diminished in quality, such as impaired loans.  The sale of such assets to an affiliate can benefit an FDIC-insured depository institution by improving the overall quality of its balance sheet, which has an indirect effect of minimizing risk to the FDIC deposit insurance fund.

The purchase of the impaired loans and real estate had no effect on total consolidated impaired loans, investments and other assets but did change their classification from loans to investments and other assets. When held by WebBank, such assets were classified as loans in accordance with WebBank’s financial reporting policies.  WFAC classifies the loans and loan participations purchased from WebBank as investments in held-to-maturity securities and the real estate property owned is classified as other assets.

We have revised our disclosure on page 46 in response to this comment.

Critical Accounting Policies and Estimates, page 68

Use of Fair Value Estimates, page 69

4.
Please enhance your disclosures to quantify the amounts or percentages of assets and liabilities that you recorded at fair value, including the amounts and percentages at level 1, 2, and 3. Please also enhance your disclosures to discuss and quantify the impact of potential changes in fair estimates on your financial statements.

We have revised our disclosure beginning on page 69 of Amendment No. 2 in response to this comment.

February 6, 2012

Quantitative Qualitative Disclosure About Market Risk, page 71

Risks relating to Foreign Currency Exchange, page 73

5.
We note your response to prior comment 7. Please revise your filing to more fully explain the facts and circumstances regarding the magnitude of the losses that you recorded in 2010 and 2011 from foreign currency financial instruments.

In the disclosures that we added in response to prior comment 7, we inadvertently included amounts relating to losses on all financial instruments, including losses from foreign currency financial instruments. We have revised the disclosure as follows:

“The Company, primarily through its HNH subsidiary, manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company's major foreign currency exposures involve the markets in Asia, Europe, Canada and Mexico.  The Company is subject to the risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars.  The Company and HNH have not generally used derivative instruments to manage these specific risks.  However, the Company from time to time enters into foreign currency financial instruments for broader risk management purposes including hedges of net investments in international operations. During the nine months ended September 30, 2011 and the year ended December 31, 2010, the Company incurred losses from foreign currency financial instruments of $4,924 and $14,099, respectively.  Included in these amounts were losses of $4,292 and $12,190 for these periods, respectively, from foreign currency financial instruments relating to hedging investment exposure that the Company has in Japan. Financial instruments include amounts payable in foreign currencies of $17,596 at September 30, 2011 and $137,823 at December 31, 2010, primarily relating to the Yen, which are subject to the risk of exchange rate changes. These financial instruments are collateralized by an equivalent amount included in restricted cash and have no maturity date.”

Legal Proceedings, page 90

6.
We note your responses to prior comments 9 and 10. Based on your current disclosures and your responses, it continues to appear to us that your conclusions regarding contingencies are not clear. In the first sentence and in your responses, you indicate there are no contingencies for which you believe an additional material loss is reasonably possible. However, in the second sentence and in your detailed disclosures, you appear to indicate that “except as set forth below,” there are no contingencies for which you believe an additional material loss is reasonably possible. Please clarify and revise. Also, please explain to us how you could be able to conclude that an additional material loss is not reasonably possible but be unable to provide a range of loss.

Our disclosure was intended to convey that Steel Partners Holdings L.P. was not currently involved in any litigation or any pending legal proceedings that it believed could have a material adverse effect on its financial position or results of operations, but that certain of its subsidiaries were involved in such proceedings, which were described in “Item 8 - Legal Proceedings.”  We have revised the first paragraph of “Item 8 - Legal Proceedings” on page 90 as follows:

“Except as set forth below, there are presently no pending legal proceedings that we believe could have a material adverse effect on our financial position or results of operations and to which we or any of our subsidiaries is a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.”

In our prior response we stated that, with regard to the environmental contingencies, it is reasonably possible that additional losses will be incurred beyond those amounts currently accrued.  We also explained that, due to insufficient information regarding these matters, the speculative nature of any additional potential expenses does not permit us to estimate the amount of any such loss or losses or to establish a range of reasonably possible losses in excess of accrued liabilities.  In addition, we described the processes we use in establishing accruals and otherwise evaluating the materiality of pending matters.  Although we are unable to provide a reasonable estimate of the range of any such losses, we believe our processes have provided us with a reasonable basis for concluding that there is not more than a remote chance that any liabilities arising from these environmental contingencies in excess of currently accrued liabilities would, in the aggregate, be material to the financial statements taken as a whole.

February 6, 2012

Financial Statements

Note  26 - Subsequent Events, page F-166

7.	Please confirm that you did not record a gain or loss on the sale of Villa. Please also tell us the nature of and the amounts of any remaining assets and liabilities of DGT after the sale of Villa.

We confirm that we did not record a gain or loss on the sale of Villa in the financial statements for the period ended September 30, 2011. Following the sale of Villa, DGT still owns 100% of RFI Corporation, an operating business that manufactures proprietary high-voltage power conversion subsystems and a variety of other products designed for industrial, medical, military and other commercial applications. The nature and amounts of the remaining assets and liabilities of DGT are as follows as of October 29, 2011 (from DGT’s Form 10-Q filed with the SEC on December 13, 2011). Upon the sale of Villa on November 3, 2011, DGT received approximately $26.3 million in net proceeds and the assets and liabilities of discontinued operations were removed from the balance sheet.

(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,009
Trade receivables (net of allowance for doubtful accounts of $39)	1,366
Inventories (net of allowance for excess and obsolete of $1,147)	1,794
Prepaid expenses and other current assets	198
Current assets of discontinued operations	26,370
Total current assets	52,737

NON-CURRENT ASSETS:
Property plant and equipment, net	4,381
Deferred income taxes	526
Other assets	89
Non-current assets of discontinued operations	5,074
Total non-current assets	10,070
TOTAL ASSETS	$62,807

LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt	$79
Accounts payable – trade	690
Accrued expenses	679
Current liabilities of discontinued operations	13,776
Total current liabilities	15,224

NON-CURRENT LIABILITIES:
Long-term debt, less current portion	2,339
Non-current liabilities of discontinued operations	1,841
Total non-current liabilities	4,180
Total liabilities	$19,404

February 6, 2012

Steel Partners Holdings L.P. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Steel Partners Holdings L.P. will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact our outside counsel, Steve Wolosky, at (212) 451-2333 or Jason Saltsberg at (212) 451-2320.

Sincerely,

/s/ James F. McCabe, Jr

James F. McCabe, Jr.
Chief Financial Officer

cc:	Warren Lichtenstein,
Chief Executive Officer

Steve Wolosky, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP